Announcement








                  Company Celltech Group PLC
                  TIDMCCH
                  Headline Further re offer for OGS
                  Released 12:06 24 Mar 2003
                  Number 1024J






NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA
OR JAPAN

24 March 2003
CELLTECH GROUP PLC ("CELLTECH")
CASH OFFER FOR OXFORD GLYCOSCIENCES PLC ("OGS")

Celltech notes the announcements this morning by OGS and CAT and confirms that it has purchased approximately 10.5% of the issued share capital of OGS at a price of 182 pence.
Celltech also notes that a holding of more than 10% of the shares to which an offer relates would be sufficient to prevent the compulsory acquisition provisions within the Companies Act from being implemented. This would be relevant in the event of a competing bid for OGS implemented by way of an offer under the City Code. However, Celltech further notes that approval of a scheme of arrangement, as in the case of the CAT/OGS merger proposal, would require the statutory majorities to be obtained. As a result the shares currently held by Celltech would not prevent the CAT/OGS merger proposal from proceeding should a majority in number of OGS shareholders present and 75% of votes cast at the OGS Court Meeting be in favour of the scheme. Based on the closing price of a CAT Share on 21 March 2003, being the last business day prior to this announcement, the implied value of OGS under the all paper CAT merger offer, is GBP85.7 million or 153.9 pence per OGS share. In comparison, the value of Celltech's all cash offer is GBP101.4 million or 182 pence per OGS Share representing an additional
28.1 pence over the implied value of an OGS Share under the CAT merger offer.

The first closing date for Celltech's offer for OGS is 31 March 2003.

Enquiries:
For further information contact:

      Celltech Group plcTelephone: +44 (0)1753 534 655
      Dr Peter Fellner, Chief Executive
      Peter Allen, Chief Financial Officer
      Richard Bungay, Director of Corporate Communications
      JPMorgan Telephone: +44 (0)20 7742 4000
      Bernard Taylor, Vice Chairman
      Julian Oakley, Managing Director
      Brunswick London Telephone: +44 (0)20 7404 5959
      Jon Coles
      Fiona Fong
      Brunswick New York Telephone: +1 212 333 3810
      Cindy Leggett-Flynn


Terms defined in the Offer Document have the same meaning when used in this announcement.

Celltech and JPMorgan, acting on its behalf outside the United States, are offering to purchase all of the issued and to be issued ordinary shares of 5 pence each in OGS (including those represented by OGS ADSs) at a price of 182 pence per OGS Share.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech filed with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related information on 3 March 2003. Free copies of those documents are available on the SEC's website at www.sec.gov. The Offer
 Document and the Acceptance Forms accompanying the Offer Document have been made available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms which have been sent to them because they contain important information. OGS Securityholders in the United States are also advised to read the Tender Offer Statement because it contains important information. Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer have been, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not istribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative available under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

THE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE INITIAL OFFER PERIOD. THE INITIAL OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS WILL EXPIRE AT 3:00 P.M. (LONDON TIME), 10:00 A.M. (NEW YORK CITY TIME), ON 31 MARCH 2003, UNLESS EXTENDED TO A LATER CLOSING DATE. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, IF ALL CONDITIONS OF THE OFFER HAVE BEEN SATISFIED, FULFILLED OR, WHERE PERMITTED, WAIVED, THE OFFER WILL BE EXTENDED FOR A SUBSEQUENT OFFER PERIOD OF AT LEAST 14 CALENDAR DAYS. OGS SECURITYHOLDERS WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER FROM THE DATE OF
THIS ANNOUNCEMENT UNTIL THE SPECIFIED TIME ON THE LAST DAY OF THE INITIAL OFFER PERIOD, BUT NOT DURING THE SUBSEQUENT OFFER PERIOD.

The Offer is conditional upon, among other things, valid acceptances being received (and not, where permitted, being withdrawn) by 3:00 p.m. (London time), 10:00 a.m. (New York City time) on 31 March 2003, or such later time(s) and/or date(s) as Celltech may, subject to the City Code and in accordance with the Exchange Act, decide in respect of not less than 90 percent (or such lesser percentage as Celltech may decide) of the OGS Shares (including OGS Shares represented by OGS ADSs) to which the Offer relates, provided that this condition will not be satisfied unless Celltech shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, OGS Shares (including OGS Shares represented by OGS ADSs) carrying in aggregate more than 50 per cent of the voting rights normally exercisable at a general meeting of OGS, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any OGS Shares (including OGS Shares represented by OGS ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Celltech reserves the right (but will not be obliged, other than as may be required by the City Code or the Exchange Act) at any time or from time to time to extend the Offer and, in such event, any decision to extend the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom and 8:00 a.m. (New York City time) in the United States on the day (other than a Saturday or Sunday) following the day on which the Offer was due to expire and which banks are generally open in London for normal business. Except with the consent of the Panel, the Initial Offer Period for acceptances and withdrawals may not extend beyond 1:00 p.m. (London time), 8:00 a.m. (New York City time), on 30 April 2003.

The Directors of Celltech accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein.

The Panel wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. OGS has equity securities traded on the London Stock Exchange and NASDAQ.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon (London time), 7 a.m. (New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).
This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

END